Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

U.S. WELL SERVICES, INC.

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), U.S. Well Services, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is U.S. Well Services, Inc.

SECOND: The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 9, 2018 (as amended, the “Second Amended and Restated Certificate of Incorporation”).

THIRD: This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) was duly proposed, adopted and approved by the Corporation’s board of directors and by the affirmative vote of holders of a majority of the Corporation’s outstanding common stock entitled to vote in accordance with the applicable provisions of Sections 222 and 242 of the DGCL.

FOURTH: Article IV of the Second Amended and Restated Certificate of Incorporation is hereby amended to add the following as Section 4.1.2.

“Section 4.1.2. Reverse Stock Split. Effective as of 11:59 p.m., Eastern Time, on August 4, 2022 (the “Effective Time”), six (6) shares of Common Stock of the Corporation issued and outstanding or held in treasury immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The Corporation shall not issue fractional shares of Common Stock or pay cash in respect thereof in connection with the Reverse Stock Split but, in lieu thereof, the aggregate number of shares of the Common Stock issuable to each holder in connection with the Reverse Stock Split shall be rounded up to the next higher whole number of shares of Common Stock. At the Effective Time, there shall be no change in the number of authorized shares of capital stock that the Corporation shall have the authority to issue. Following the Reverse Stock Split, each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”) shall thereafter be deemed for all purposes, as a result of the Reverse Stock Split and without any action on the part of the holders thereof, to represent only that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined pursuant to the Reverse Stock Split (subject to the treatment of fractional shares as set forth above).”

FIFTH: This Certificate of Amendment shall become effective as of August 4, 2022.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 4th day of August, 2022.

U.S. WELL SERVICES, INC.

By: /s/ Kyle O'Neill

Name: Kyle O’Neill

Title: President & Chief Executive Officer